Exhibit 99.1

BMGL to Effect Reverse Share Split on June 22, 2026

SINGAPORE, June 10, 2026 (GLOBE NEWSWIRE) — Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”), a medical clinic operator in Singapore, today announced that the Company’s board of directors has approved the consolidation of the Company’s issued and outstanding shares of the Company on a 1-for-12 ratio with the marketplace effective date of June 22, 2026.

The objective of the reverse share split is to enable the Company to recomply with Nasdaq Marketplace Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1 per share. According to the law of the British Virgin Islands, the jurisdiction of the Company’s incorporation, and its memorandum and articles of association, no approval by shareholders and no amendment of the Company’s articles of association will be required for the reverse share split.

Beginning with the opening of trading on June 22, 2026, the Company’s ordinary shares which have no par value will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “BMGL” but with a new CUSIP number, G0864B111.

As a result of the reverse share split, every 12 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action required on the part of the shareholders. The number of issued and outstanding ordinary shares of the Company will be correspondingly reduced from 18,785,750 (based on the number of shares outstanding as of June 10, 2026) to approximately 1,565,480, subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the reverse share split, and each shareholder will be entitled to receive one whole ordinary share of the Company in lieu of the fractional share that would have resulted from the reverse share split.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine, orthopedic procedures and surgery, as well as neurosurgical treatments, executive health screening services, occupational medicine, rehabilitation, mental and women’s health and general medical practices. Our operations are based in Singapore, with our clinics being located at Suntec City Mall, Macpherson Road, Toa Payoh, Margaret Drive, Tampines, Gateway East and Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, particularly those in the construction, marine and oil & gas industries, which underpin our robust business model. As an medical service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, increasing expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, general practitioners, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

For investor and media inquiries, please contact:

+65 6291 9188

contact@baselmedical.com